SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 2

                            Pride International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    74153Q102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Seadrill Limited
                                P.O. Box HM 1593
                          Par-la-Ville Place, 4th Floor
                              14 Par-la-Ville Road
                             Hamilton HM 08 Bermuda
                                  (441)295-6935

                                 With a copy to:
                               Gary J. Wolfe, Esq.
                               Seward & Kissel LLP
                             One Battery Park Plaza
                            New York, New York 10004
                                 (212) 574-1200
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 26, 2009
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74153Q102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Seadrill Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     16,500,000

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     16,500,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP NO. 74153Q102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Hemen Holding Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     16,500,000

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     16,500,000

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP NO. 74153Q102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     John Fredriksen

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     16,500,000*

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     16,500,000*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON

     IN

----------
* Mr. Fredriksen may be deemed to beneficially own 16,500,000 Common Shares through his indirect influence over Hemen, the shares of which are held in a trust (the "Trust"). The beneficiaries of the Trust are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of the 16,500,000 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 16,500,000 Common Shares.

CUSIP NO. 74153Q102

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     C.K. Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [X]
                                                                         (b) [_]

3.   SEC USE ONLY

4.   SOURCE OF FUNDS

     OO

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH PERSON WITH

7.   SOLE VOTING POWER

     -0-

8.   SHARED VOTING POWER

     16,500,000*

9.   SOLE DISPOSITIVE POWER

     -0-

10.  SHARED DISPOSITIVE POWER

     16,500,000*

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     16,500,000*

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                          [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.5%

14.  TYPE OF REPORTING PERSON

     CO

----------
* Mr. Fredriksen may be deemed to beneficially own 16,500,000 Common Shares through his indirect influence over Hemen, the shares of which are held in the Trust. The beneficiaries of the Trust are certain members of Mr. Fredriksen's family. Mr. Fredriksen disclaims beneficial ownership of 16,500,000 Common Shares except to the extent of his voting and dispositive interests in such Common Shares. Mr. Fredriksen has no pecuniary interest in the 16,500,000 Common Shares.

CUSIP NO. 74153Q102

Item 1.  Security and Issuer
----------------------------

This Schedule 13D/A relates to shares of common stock (the "Common Stock") of Pride International, Inc., a Delaware corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 5847 San Felipe, Suite 3300, Houston, Texas 77057.

Item 2.  Identity and Background
--------------------------------

This Schedule 13D/A is being filed on behalf of:

(i) Seadrill Limited, a Bermuda corporation ("Seadrill"); (ii) Hemen Holding Limited, a Cyprus holding company ("Hemen"); (iii) John Fredriksen, a Cyprus citizen ("Mr. Fredriksen"); and (iv) C.K. Limited, a Jersey company.

Seadrill, Hemen, Mr. Fredriksen and C.K. Limited are collectively referred to as the "Reporting Persons."

Hemen is the principal shareholder of Seadrill. Mr. Fredriksen may be deemed indirectly to have influence over Hemen and is the Chairman, President and a Director of Seadrill. C.K. Limited also indirectly controls Hemen and is the trustee of the Trust, the beneficiaries of which are certain members of Mr. Fredriksen's family.

(a., b., c. and f.) (i) The address of Seadrill's principal place of business is Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda. The principal business of Seadrill is an international offshore drilling contractor providing services within drilling and well services.

The name, citizenship, residence or business address, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each executive officer and director of Seadrill is set forth below. Unless otherwise indicated, the present principal occupation of each person is with Seadrill. If no business address is given, the director's or executive officer's business address is Par-La-Ville Place, 4th Floor, 14 Par-La-Ville Road, Hamilton HM 08, Bermuda.

John Fredriksen       Chairman and President       Mr. Fredriksen's principal
                                                   business address is c/o
                                                   Frontline Ltd., 4th Floor,
                                                   Par-la-Ville Place,
                                                   14Par-la-Ville Road, Hamilton
                                                   HM 08, Bermuda. Mr.
                                                   Fredriksen is also the
                                                   Chairman, Chief Executive
                                                   Officer, President and
                                                   Director of Frontline Ltd.,
                                                   an international shipping
                                                   company engaged primarily in
                                                   transporting crude oil and
                                                   oil products. Mr. Fredriksen
                                                   is a citizen of Cyprus.

Tor Olav Troim        Director and Vice            Mr. Troim's principal
                      President                    business address is c/o Ship
                                                   Finance International
                                                   Limited, 4th Floor,
                                                   Par-la-Ville Place, 14
                                                   Par-la-Ville Road, Hamilton
                                                   HM08, Bermuda. Mr. Troim also
                                                   serves as a Director and the
                                                   Chief Executive Officer of
                                                   both Ship Finance
                                                   International Limited, an
                                                   international shipping
                                                   company primarily engaged in
                                                   the ownership and operation
                                                   of vessels and offshore
                                                   related assets, and Golden
                                                   Ocean Group Ltd., a Bermuda
                                                   based drybulk shipping
                                                   company. Mr. Troim is a
                                                   citizen of Norway.

Kate Blankenship      Director                     Ms. Blankenship's principal
                                                   business address is c/o
                                                   Frontline Ltd., 4th Floor,
                                                   Par-la-Ville Place, 14
                                                   Par-la-Ville Road, Hamilton
                                                   HM08, Bermuda. Ms.
                                                   Blankenship also serves as a
                                                   Director of Frontline Ltd.,
                                                   Golar LNG Ltd., Ship Finance
                                                   International Limited,
                                                   Knightsbridge Tankers Limited
                                                   and Golden Ocean Group
                                                   Limited. Ms. Blankenship is a
                                                   citizen of the United
                                                   Kingdom.

Kjell E Jacobsen      Director                     Mr. Jacobsen's principal
                                                   business address is c/o
                                                   Energy Ventures AS,
                                                   Kongsgardbakken 1, 4005
                                                   Stavanger Norway. Mr.
                                                   Jacobsen also serves as a
                                                   partner in Energy Ventures
                                                   AS. Mr. Jacobsen was chief
                                                   executive officer of Seadrill
                                                   Management AS from 2005
                                                   until2008. Mr. Jacobsen is a
                                                   citizen of Norway.

Kathrine Fredriksen   Director                     Ms. Fredriken's principal
                                                   business address is c/o
                                                   Frontline Ltd., 4th Floor,
                                                   Par-la-Ville Place, 14
                                                   Par-la-Ville Road, Hamilton
                                                   HM08, Bermuda. Ms. Fredriksen
                                                   also serves as an employee of
                                                   Arcadia Petroleum, an oil
                                                   trading company, and has
                                                   served as a director of
                                                   Frontline Ltd., since
                                                   February, 2008. Ms.
                                                   Fredriksen is a citizen of
                                                   Norway.

Alf C. Thorkildsen    Chief Executive Officer      Seadrill Management AS is a
                      President of Seadrill        wholly-owned subsidiary of
                      Management AS                Seadrill, and its principal
                                                   business is the commercial
                                                   management of Seadrill's
                                                   subsidiaries, including the
                                                   chartering and insurance of
                                                   its assets. Mr.Thorkildsen's
                                                   principal business address is
                                                   c/o Seadrill Management AS,
                                                   Finnestadveien 28, Stavanger,
                                                   Norway. Mr. Thorkildsen is a
                                                   citizen of Norway.

Trond Brandsrud       Chief Financial Officer of   Mr. Brandsrud's principal
                      Seadrill Management AS       business address is c/o
                                                   Seadrill Management AS,
                                                   Finnestadveien 28, Stavanger,
                                                   Norway. Mr. Brandsrud is a
                                                   citizen of Norway.

(ii) The address of Hemen's principal place of business is c/o Seatankers Management Co. Ltd., P.O. Box 53562, CY3399 Limassol, Cyprus. The principal business of Hemen is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director of Hemen is set forth below. Hemen does not have any executive officers.

Demetrios Antoniou Hannas   Director    Mr. Hannas' principal business address
                                        is Deana Beach Apartments, Block 1, 4th
                                        Floor, Promachon Eleftherias Street,
                                        Ayios Athanasios, CY - 4103 Limassol,
                                        Cyprus. Mr. Hannas is a citizen of
                                        Cyprus.

Kyriakos Kazamias           Director    Mr. Kazamias' principal business address
                                        is Deana Beach Apartments, Block 1, 4th
                                        Floor, Promachon Eleftherias Street,
                                        Ayios Athanasios, CY - 4103 Limassol,
                                        Cyprus. Mr. Kazamias is a citizen of
                                        Cyprus.

Costas Pallaris             Director    Mr. Pallaris' principal business address
                                        is Deana Beach Apartments, Block 1, 4th
                                        Floor, Promachon Eleftherias Street,
                                        Ayios Athanasios, CY - 4103 Limassol,
                                        Cyprus. Mr. Pallaris is a citizen of
                                        Cyprus.

(iii) Mr. Fredriksen is a citizen of Cyprus and his present principal occupation is as Chairman, Chief Executive Officer, President and a Director of Frontline Ltd. Mr. Fredriksen's principal business address is c/o Frontline Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM 08, Bermuda.

(iv) The address of C.K. Limited's principal place of business is 13 Castle Street, St Helier, Jersey JE4 5UT. The principal business of C.K. Limited is acting as trustee of the Trust. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director is set forth below. C.K. Limited does not have any executive officers.

Demetrios Antoniou Hannas       Director      Mr. Hannas' principal business
                                              address is Deana Beach
                                              Apartments, Block 1, 4th Floor,
                                              Promachon Eleftherias Street,
                                              Ayios Athanasios, CY - 4103
                                              Limassol, Cyprus. Mr. Hannas is a
                                              citizen of Cyprus.

Timothy Nichloas Scott Warren   Director      Mr. Warren's principal business
                                              address is Channel House, Green
                                              Street, St Helier, Jersey JE2
                                              4UH.  Mr. Warren is a citizen of
                                              England.

Charles Guy Malet de Carteret   Director      Mr. Carteret's principal business
                                              address is 13 Castle Street, St
                                              Helier, Jersey JE4 5UT.  Mr.
                                              Carteret is a citizen of England.

Simon Paul Alan Brewer          Director      Mr. Brewer's principal business
                                              address is 13 Castle Street, St
                                              Helier, Jersey JE4 5UT.  Mr.
                                              Brewer is a citizen of England.

(d. and e.) To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

The source of funds for the purchases of 200,000 shares of Common Stock held in the account of Seadrill was $6,967,840, representing the working capital of Seadrill.

As described in Item 6 below, on August 26, 2009 and August 31, 2009, Seadrill terminated its forward contracts with Nordea Bank Finland, Plc ("Nordea") and DnB NOR Bank ASA ("DnB"), each dated July 15, 2009, respectively. Both forward contracts are described in Seadrill's Schedule 13D/A filed with the Securities and Exchange Commission on July 30, 2009.

On August 26, 2009, Seadrill entered into a new forward contract with Nordea whereby Seadrill agreed to purchase 8,229,200 shares of Common Stock from Nordea on October 15, 2009, for a purchase price of $205,069,195.24. On August 31, 2009, Seadrill entered into a new forward contract with DnB whereby Seadrill agreed to purchase 8,070,800 shares of Common Stock from DnB on October 15, 2009, for a purchase price of $212,286,252.40.

None of the other persons named in response to Item 2 hold any shares of Common Stock in their accounts.

Item 4.  Purpose of Transaction
-------------------------------

NO MATERIAL CHANGE FROM THE SCHEDULE 13D/A FILED ON JULY 30, 2009.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

(a. and b.) According to the Issuer's most recent report on Form 10Q, there were 173,703,741 shares of Common Stock issued and outstanding as of July 27, 2009. The Reporting Persons report beneficial ownership of the following shares of Common Stock:

Seadrill may be deemed to beneficially own 16,500,000 shares of Common Stock, representing approximately 9.5% of the outstanding shares of Common Stock. Seadrill has the sole power to vote 0 shares of Common Stock and the shared power to vote 16,500,000 shares of Common Stock. Seadrill has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 16,500,000 shares of Common Stock.

Hemen may be deemed to beneficially own 16,500,000 shares of Common Stock, representing approximately 9.5% of the outstanding shares of Common Stock. Hemen has the sole power to vote 0 shares of Common Stock and the shared power to vote 16,500,000 shares of Common Stock. Hemen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 16,500,000 shares of Common Stock.

Mr. Fredriksen may be deemed to beneficially own 16,500,000 shares of Common Stock, representing approximately 9.5% of the outstanding shares of Common Stock. Mr. Fredriksen has the sole power to vote 0 shares of Common Stock and the shared power to vote 16,500,000 shares of Common Stock. Mr. Fredriksen has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 16,500,000 shares of Common Stock.

C.K. Limited may be deemed to beneficially own 16,500,000 shares of Common Stock, representing approximately 9.5% of the outstanding shares of Common Stock. C.K. Limited has the sole power to vote 0 shares of Common Stock and the shared power to vote 16,500,000 shares of Common Stock. C.K. Limited has the sole power to dispose of 0 shares of Common Stock and the shared power to dispose of 16,500,000 shares of Common Stock.

None of the other persons named in response to Item 2 have the sole power to vote or to direct the vote, the shared power to vote or direct the vote, the sole power to dispose or to direct the disposition of the shares of Common Stock that are the subject of this Statement.

(c.) Not applicable.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons.

(e.) Not applicable.

--------------------------------------------------------------------------------

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On August 26, 2009 and August 31, 2009, Seadrill terminated its forward contracts with Nordea and DnB, each dated July 15, 2009, respectively. Both forward contracts are described in Seadrill's Schedule 13D/A filed with the Securities and Exchange Commission on July 30, 2009.

On August 26, 2009, Seadrill entered into a new forward contract with Nordea whereby Seadrill agreed to purchase 8,229,200 shares of Common Stock from Nordea on October 15, 2009, for a purchase price of $205,069,195.24. On August 31, 2009, Seadrill entered into a new forward contract with DnB whereby Seadrill agreed to purchase 8,070,800 shares of Common Stock from DnB on October 15, 2009, for a purchase price of $212,286,252.40.

Other than the two forward contracts described in this Item 6, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 with respect to any securities of the Issuer.

--------------------------------------------------------------------------------

Item 7.  Material to be Filed as Exhibits
-----------------------------------------

Exhibit A - Joint Filing Undertaking.

Exhibit B - Forward Contract dated August 26, 2009.

Exhibit C - Forward Contract dated August 31, 2009.

                                   SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 3, 2009

SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
    ------------------------
Name:   Alf C. Thorkildsen
Title:  Principal Executive Officer

HEMEN HOLDING LIMITED

By: /s/ Demetrios Antoniou Hannas
    -----------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

JOHN FREDRIKSEN

By: /s/ John Fredriksen*
    -------------------
Name:   John Fredriksen

C.K. Limited

By: /s/ Demetrios Antoniou Hannas
    -----------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

*The Reporting Person disclaims beneficial ownership in the shares reported herein except to the extent of his voting and dispositive interests therein. In addition, the Reporting Person has no pecuniary interest in the shares reported herein.

                                    EXHIBIT A

                            JOINT FILING UNDERTAKING

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D/A with respect to the shares of common stock of Pride International, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D/A jointly on behalf of each such party.

Dated: September 3, 2009

SEADRILL LIMITED

By: /s/ Alf C. Thorkildsen
    ------------------------
Name:   Alf C. Thorkildsen
Title:  Principal Executive Officer

HEMEN HOLDING LIMITED

By: /s/ Demetrios Antoniou Hannas
    ------------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

JOHN FREDRIKSEN

By: /s/ John Fredriksen
    -------------------
Name:   John Fredriksen

C.K. Limited

By: /s/ Demetrios Antoniou Hannas
    -----------------------------
Name:   Demetrios Antoniou Hannas
Title:  Director

                                    Exhibit B

                     FORWARD CONTRACT DATED AUGUST 26, 2009

NORDEA

SEADRILL LIMITED

Attn: Are Fredhammer                                       + 358 9 165 59832 Tel
Fax: +47 51 30 96 88                                       + 358 9 165 59311 Fax
                                                             Ipl@nordea.com Mail

                                       OTC
                  PHYSICALLY-SETTLED SHARE FORWARD TRANSACTION:

Nordea Bank Finland, Plc
2747 Local Derivatives
Operations FIN-00020 NORDEA
FINLAND
--------------------------------------------------------------------------------

Dear Sirs / Madams:

The purpose of this letter agreement (this "Confirmation") is to confirm the terms and conditions of the Transaction entered into between Nordea Bank Finland Plc (Nordea) and SEADRILL LIMITED ("Counterparty") on the Trade Date specified below (the "Transaction"). This Confirmation constitutes a "Confirmation" as referred to in the ISDA Master Agreement specified below.

The definitions and provisions contained in the 2000 ISDA Definitions (the "Swap Definitions") and in the 2002 ISDA Equity Derivatives Defmitions (the "Equity Definitions", and together with the Swap Definitions, the "Definitions"), in each case as published by the International Swaps and Derivatives Association, Inc., are incorporated into this Confirmation. In the event of any inconsistency between the Swap Definitions and the Equity Definitions, the Equity Definitions will govern. In the event of any inconsistency between either set of Definitions and this Confirmation, this Confirmation will govern. In the event of any inconsistency between this Confirmation and the Definitions or the Master Agreement, this Confirmation will govern

References in the Swap Definitions to the term "Swap Transaction" shall be deemed to be references to the term "Transaction" for the purposes of this Confirmation.

1. This Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement, as amended and supplemented from time to time (the "Agreement"), between you and us. All provisions contained in the Agreement govern this Confirmation except as expressly modified below.

     If we have not yet executed an ISDA Master Agreement, this Confirmation evidences a binding agreement between you and us as to the terms of the Transactions to which this Confirmation relates. In addition, you and we agree to use all reasonable efforts promptly to negotiate, execute and deliver an agreement in the foam of the ISDA Master Agreement, with such modifications as you and we will in good faith agree. Upon the execution by you and us of such an agreement, this Confirmation will supplement, form a part of, and be subject to that agreement. All provisions contained in or incorporated by reference in that agreement upon its execution will govern this Confirmation except as expressly modified below. Until we execute and deliver that agreement, this Confirmation, together with all other documents referring to the ISDA Form (each a "Confirmation") confirming transactions (each a "Transaction") entered into between us (notwithstanding anything to the contrary in a Continuation), shall supplement, form a part of, and be subject to an agreement in the form of the ISDA Form as if we had executed an agreement in such form (but without any Schedule except for the election of English law as the governing law) on the Trade Date of the first such Transaction between us. In the event of any inconsistency between the provisions of that agreement and this Confirmation, this Confirmation will prevail for the purpose of this Option Agreement.

2. The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

     Nordea reference:                           20061988
     Trade Date:                                 26 Aug 09
     Trade Time:                                 11:00 CET
     Effective Date:                             31 Aug 09
     Seller:                                     Nordea
     Buyer:                                      Countetparty
     Shares:                                     PRIDE INTERNATIONAL INC
     ISIN:                                       US74153Q1022
     Number of Shares:                           8.229.200
     Forward Price:                              USD 24,9197
     Exchange:                                   NEW YORK STOCK EXCHANGE
     Related Exchange(s):                        NEW YORK STOCK EXCHANGE

Valuation:

     Valuation Time:                             The Scheduled Closing Time on
                                                 the relevant Exchange on the
                                                 relevant Valuation Date.

     Valuation Date:                             12 Oct 09
     Averaging Dates:                            Not Applicable
     Averaging Date Disruption:                  Not Applicable
     Relevant Price:                             In case of Index underlying:
                                                 The level of Index determined
                                                 by the Calculation Agent as of
                                                 the Valuation Time on the
                                                 Valuation Date. In case of
                                                 Share underlying: The price per
                                                 share determined by the
                                                 Calculation Agent as of the
                                                 Valuation Time on the Valuation
                                                 Date.

Settlement Terms:

     Physical Settlement:                        Applicable
     Settlement Date:                            Three (3) Business Days after
                                                 the Valuation Date
     Settlement Currency:                        USD
     Settlement Price:                           The Forward Price
     Business Days for Payments:                 Washington

Share Adjustments

     Method of Adjustments:                      Calculation Agent Adjustment

Extraordinary Events:

     Consequences of Merger Events:
     Share for Share:                            Modified Calculation Agent
                                                 Adjustment
     Share for Other:                            Modified Calculation Agent
                                                 Adjustment
     Share for Combined:                         Modified Calculation Agent
                                                 Adjustment
     Determining Party:                          Nordea

     Tender Offer:                               Applicable

     Consequences of Tender Offers:
     Share for Share:                            Modified Calculation Agent
                                                 Adjustment
     Share for Other:                            Modified Calculation Agent
                                                 Adjustment
     Share for Combined:                         Modified Calculation Agent
                                                 Adjustment
     Determining Party:                          Nordea

     Composition of Combined Consideration:      Not Applicable
     Nationalization, Insolvency or Delisting:   Cancellation and Payment
                                                 (Calculation Agent
                                                 Determination)
     Determining Patty:                          Nordea

Additional Disruption Events:

     Change in Law:                              Applicable
     Failure to Deliver:                         Applicable
     Insolvency Filing:                          Applicable
     Hedging Disruption:                         Applicable
     Hedging Party:                              Nordea
     Increased Cost of Hedging:                  Applicable
     Hedging Party:                              Nordea
     Loss of Stock Borrow:                       Not Applicable
     Hedging Party:                              Nordea
     Increased Cost of Stock Borrow:             Not Applicable
     Determining Patty:                          Nordea

     Non-Reliance:                               Applicable
     Agreements and Acknowledgments
     Regarding Hedging Activities:               Applicable
     Additional Acknowledgments:                 Applicable

3.   Calculation Agent:                          Nordea

4.   Account Details:

     Account for payments to Nordea:             JPMORGAN CHASE BANK NEW YORK,
                                                 CHASUS33XXX

                                                 In favour of NORDEA BANK NORGE
                                                 AS A NDEANOKKXXX

     Account for payments to Counterpart:        FOKUS BANK, DABANO22
                                                 In favour of SEADRILL LIMITED

5.   ECT OMITTED]Offices:

     (a) The Office of Nordea Bank Finland Plc for the Transaction is Helsinki; and

     (b) The office of Counterpart for the Transaction is Stavanger

6.   Transfer:

     Notwithstanding anything in the Confirmation or the Agreement, Nordea may assign its rights and obligations under this Transaction, in whole and not in part, to any affiliate of Nordea effective upon delivery to Counterpart of a written notification thereof.

7.   Governing Law:                              English Law

Contact information relating to Nordea

Settlement:
Nordea Bank Finland Plc
2747 Local Derivatives Operations
Aleksis Kiven katu 9
FIN-00020 Nordea
fax. +358 9 165 59311
tel. + 358 9 165 59832

Legal:
Nordea Bank Finland Plc
2948 Debt and Structured Finance Legal,
Aleksis Kiven katu 3-5
FIN-00020 Nordea
fax. + 358 9 627 956
tel. + 358 9 165 59316

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us or by sending to us a letter or telex substantially similar to this letter, which letter or telex sets forth the material terms of the Transaction to which this Confirmation relates and indicates your agreement to those terms.

                                                 /s/ Harald Grosfield

                                                    Harald Grosfield
                                                     Vice President
                                                 Seadrill Management AS

                                    Exhibit C

                     FORWARD CONTRACT DATED AUGUST 31, 2009

DnB NOR
Markets
--------------------------------------------------------------------------------

Seadrill Ltd
C/O Seadrill Management AS
P. 0. Box 110
N-4001 STAVANGER

                                                              Bergen, 01.09.2009

                                  Confirmation

                                    CONTRACT
                                       FOR
                                 THE PURCHASE OF
                                 AD-HOC FORWARD

The purpose of this agreement (this "Confirmation") is to confirm the terms and conditions of the Contract
                                                    entered into between
                                                    Seadrill Ltd ("The Buyer")
                                                    and DnB NOR Bank ASA ("The
                                                    Seller") on the Trade Date
                                                    specified below (the
                                                    "Contract").

The terms of the Contract to which this Confirmation relates are as follows:

Trade date:                             August 31th 2009

Time:                                   CET 12:27

Buyer:                                  Seadrill Limited

Buyers number/safe acc:                 000102511012

Deposit account pledged as collateral:

Seller:                                 DnB NOR Bank ASA - DnB NOR Markets

Sellers settlement account no.:

Underlying Shares :                     PRIDE INTL INC (PDE)

Number of Shares:                       8,070,800

Forward price per Share:                USD 26.303

Total Purchase Price:                   USD 212,286,252.40

Transaction type:                       Forward with delivery of the Shares.

                                        The forward contract cannot generally
                                        be traded. It may only be sold pursuant
                                        to a separate agreement with DnB NOR
                                        Bank ASA ,

Closing trade:                          A closing trade may be executed, but
                                        only at the Total Purchase Price.
Settlement Date:                        October 15th 2009

Settlement:                             On the Settlement Date the Seller shall
                                        deliver the Shares upon the Buyer's
                                        payment of the Total Purchase Price.
                                        The delivery shall be deemed to be on
                                        time if the Shares are available on the
                                        deposit account specified above on or
                                        before the Settlement Date. Payment
                                        shall be deemed to be on time if the
                                        Total Purchase Price is available on
                                        the Seller's settlement account as
                                        specified above on or before the
                                        Settlement Date. Timely delivery is
                                        conditional on the Buyer's timely
                                        payment.

                                        In the event that the underlying Share
                                        is suspended from quotation on the
                                        stock exchange, the contract may be
                                        completed if it was entered into before
                                        the date of suspension, cfr. article
                                        9-4 of the Norwegian Securities Trading
                                        Act.

                                        The Buyer hereby authorises DnB NOR
                                        Markets to debit the Total Purchase
                                        Price from the Buyer's bank account in
                                        DnB NOR Bank ASA, or another bank, or
                                        to instruct another bank to debit the
                                        Buyer's bank account in that bank for
                                        said amount on the Settlement Date.

Dividend:                               If any dividend is paid on the Share in
                                        the time between the Trade Date and the
                                        Settlement Date to DnB NOR Markets,
                                        such dividend shall accrue to the
                                        Buyer. The dividend shall then be
                                        credited the Buyer's bank account.

Collateral:                             DnB NOR Markets shall at all times
                                        ensure that it has satisfactory
                                        collateral for the due performance of
                                        the Buyer's obligations, cfr. article
                                        9-5 of the Norwegian Securities Trading
                                        Act. The collateral shall be furnished
                                        in the form of a cash deposit and the
                                        Buyer must sign a declaration of pledge.
                                        The amount of the collateral shall at
                                        all time meet DnB NOR Markets'
                                        requirements.

                                        Upon entry into the contract the
                                        collateral shall comprise 20% of the
                                        Total Purchase Price. For the duration
                                        of the Contract additional collateral
                                        shall be furnished that corresponds to
                                        the unrealised loss the forward
                                        contract entails for the Buyer,
                                        calculated as the Total Purchase Price
                                        minus the value of the Underlying
                                        Shares, if such loss equals more than
                                        25% of the value of the collateral
                                        pledged on entry into this contact. The
                                        value of the Shares shall be computed
                                        on the basis of the stock market price
                                        or a value set by DnB NOR Markets as
                                        Calculation Agent.

                                        The Buyer shall furnish the required
                                        additional collateral on the same day
                                        that Buyer receives notice from DnB NOR
                                        Markets that the current collateral is
                                        insufficient. If such additional
                                        collateral is not furnished that day,
                                        this constitutes an event of Default
                                        and the Buyer is entitilet to carry out
                                        such measures as set out in this
                                        contract, cfr. Default.

Address for Notices to the Buyer:       Seadrill Limited
                                        c/o Seadrill Management AS
                                        P. 0. Box 110
                                        N-4001 STAVANGER

                                        Attention: Harald Grosfjeld

                                        E-mail:   harald.grosfjeld@seadrill.com

                                        Phone:    +47 51 30 96 96

                                        Fax:      +47 51 30 96 88

Address for Notices to the Seller:      DnB NOR Bank ASA
                                        DnB NOR Markets KSC
                                        P. 0. Box 7100
                                        N-5020 BERGEN

                                        Attention: Securities Finance

                                        Phone:     +47 55 21 96 69

                                        Fax:       +47 56 12 87 80

                                        To achieve additional collateral being
                                        received the same day notice to Buyer
                                        will be given by phone or fax. Fax
                                        shall be deemed received when a
                                        confirmed answerback is received at the
                                        end of the transmission. However if a
                                        communication is received after
                                        business hours on any business day or
                                        on a day which is not a business day in
                                        the place of receipt it shall be deemed
                                        to be received and become effective on
                                        the next business day in the place of
                                        receipt.

Default: In the event of a default, including failure on the part of the Buyer to furnish necessary collateral by the stipulated deadline, DnB NOR Markets, without the necessity of initiating legal or other proceedings, has the right to use some or all of the pledged collateral to cover secured claims

                                        If the realisation of the pledged
                                        collateral does not cover the Total
                                        Purchase Price, DnB NOR Markets is
                                        entitled to sell Underlying Shares, for
                                        the Buyer's account and risk, to cover
                                        the Total Purchase Price. Such sales
                                        shall be at the stock market price or
                                        another price that is considered to be
                                        reasonable given the market position
                                        set by DnB NOR Markets as Calculation
                                        Agent.

                                        The Buyer is liable for any
                                        outstanding, uncovered portion of the
                                        Total Purchase Price and is not limited
                                        to the balance on the collateral
                                        account at the time in question.

                                        The Buyer is liable and shall indemnify
                                        Seller for any loss, expence or
                                        obligation of whatever kind incurred by
                                        the Buyer as a direct or indirect
                                        consequence of The Buyers Default.

Calculation Agent:                      DnB NOR Markets

Adjustments:                            In the event of changes in the share
                                        capital or other special circumstances
                                        in the company that issued the
                                        Underlying Shares, this contract shall
                                        be adjusted by DnB NOR Markets as
                                        Calculation Agent in accordance with
                                        the rules for Trades in Derivative
                                        Contracts on the Oslo Stock Exchange
                                        and the rules for Clearing of Trades in
                                        Derivative Contacts in VPS Clearing ASA
                                        to the extent that this is appropriate.
                                        The same applies in the event that the
                                        Underlying shares have been delisted on
                                        the Settlement Day.

Relationship Between Parties:           Each party will be deemed to represent
                                        to the other party on the date on which
                                        it enters into a Contract that (absent
                                        a written agreement between the parties
                                        that expressly imposes affirmative
                                        obligations to the contrary for that
                                        Contract):

(a) Non-Reliance:                       It is acting for its own account, and
                                        it has made its own independent
                                        decisions to enter into that Contract
                                        and as to whether that Contract is
                                        appropriate or proper for it based upon
                                        its own judgement and upon advice from
                                        such advisers as it has deemed
                                        necessary. It is not relying on any
                                        communication (written or oral) of the
                                        other party as investment advice or a
                                        recommendation to enter into that
                                        Contract; it being understood that
                                        information and explanations related to
                                        the terms and conditions of a Contract
                                        shall not be considered investment
                                        advice or a recommendation to enter
                                        into that Contract. No communication
                                        (written or oral) received from the
                                        other party shall be deemed to be an
                                        assurance or guarantee as to the
                                        expected results of that Contract.

(b) Assessment and Understanding:       It is capable of assessing the merits of
                                        and understanding (on its own behalf or
                                        through independent professional
                                        advice), and understands and accepts,
                                        the terms, conditions and risks of that
                                        Contract. It is also capable of
                                        assuming, and assumes, the risk of that
                                        Contract. The relevant balance on the
                                        collateral account does not constitute
                                        an upper limit for loss the Buyer could
                                        incur and the Byers liability for the
                                        Contract is not limited to this amount.

(c) Status of the Parties:              The other party is not acting as a
                                        fiduciary for or an advisor to it in
                                        respect of that Contract.

(d) Responsablity:                      It is the responsibility of the Buyer
                                        to comply with any reporting or
                                        disclosure requirements or other
                                        obligations according to laws and/or
                                        regulations as they apply from time to
                                        time.

e) Governing Law:                       Any disputes under the Contract shall
                                        be decided according to Norwegian law
                                        with the Oslo municipal court as the
                                        agreed court of venue.

Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us at your earliest convenience to:

     DnB NOR Bank ASA
     DnB NOR Markets KSC
     P. 0. Box 7100
     N-5020 BERGEN

Yours sincerely,                  Confirmed as of the date first above written:
for DnB NOR Bank ASA              for Seadrill Limited

/s/ Mari E. Hordvik               /s/ Harald Grosfjeld
-------------------------         -----------------------------
Name:  Mari E. Hordvik            Name:  Harald Grosfjeld
Title: Operational Officer        Title: Vice President
                                         Seadrill Management AS

/s/ Daniel Stoen
-------------------
Name:  Daniel Stoen
Title: Operational Officer

SK 25542 0002 1027337